NEWS RELEASE

PAN AMERICAN SILVER: EARLY WARNING NEWS RELEASE
Vancouver, B.C. – December 5, 2025 – Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) (“Pan American” or the “Company”) has acquired ownership of 18,750,000 units of securities (each, a “Unit”) of Galleon Gold Corp. (TSXV: GGO) (“Galleon”), for C$0.60 per Unit, pursuant to a non-brokered private placement (the “Acquisition”), which was completed in connection with a brokered private placement by Galleon, all for an aggregate of 50,000,000 Units, with each Unit comprised of one common share of Galleon (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional Common Share at an exercise price of C$0.75 per Common Share until December 4, 2027.
Prior to the Acquisition, Pan American owned, directly or indirectly, or exercised control or direction over, no Common Shares, but had the right to acquire 17,777,777 Common Shares pursuant to the Debenture (as defined below), which represented approximately 18.66% of the total number of issued and outstanding Common Shares on a partially diluted basis.
Immediately following the Acquisition, Pan American now owns, directly or indirectly, or exercises control or direction over, 18,750,000 Common Shares, 9,375,000 Warrants and the Debenture which represent approximately 14.7% of the total number of issued and outstanding Common Shares on a non-diluted basis and approximately 29.7% of the total number of issued and outstanding Common Shares on a partially diluted basis. Pan American has agreed not to convert its Debenture or exercise its Warrants to the extent that Pan American would own (together with any person acting jointly or in concert with Pan American), directly or indirectly, more than 19.9% of the issued and outstanding Common Shares immediately following such exercise until the disinterested shareholders of Galleon have approved Pan American as a control person.
Galleon had previously issued an unsecured convertible debenture to Pan American for C$8,000,000 on August 13, 2025 (the “Debenture”). The Debenture has a term of 36 months from the date of issuance, bears interest at a rate of 10.0% per annum, payable in cash or Common Shares at the option of Pan American, and is convertible into Common Shares at a price of C$0.45 per Common Share. If the principal amount of the Debenture is converted into Common Shares, it would result in the issuance of up to 17,777,777 Common Shares, subject to the terms and conditions of the Debenture. If Pan American converted the principal amount of the Debenture and exercised its Warrants, Pan American would own 45,902,777 Common Shares, representing approximately 19.6% and 29.7% of the Common Shares on a fully and partially diluted basis, respectively.
The Acquisition was made for investment purposes. Pan American has a long-term view of the investment and may acquire additional securities of Galleon, including on the open market or through private acquisitions, or sell the securities, including on the open market or through private dispositions, in the future depending on market conditions, reformulation of plans and/or other relevant factors.
The foregoing disclosure regarding Pan American’s holdings is being disseminated pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. A copy of an early warning report will be filed on Galleon's SEDAR+ profile at www.sedarplus.ca and may be obtained by contacting Ms. Siren Fisekci, VP, Investor Relations & Corporate Communications for Pan American, at 604-806-3191. Galleon’s head office is at TD Canada Trust Tower, 161 Bay Street, Suite 2700, Toronto, ON M5J 2S1.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “PAAS”.
Learn more at panamericansilver.com
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PAN AMERICAN SILVER CORP.	1

NEWS RELEASE

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: Pan American’s future plans with respect Galleon, including potential acquisitions or dispositions of securities of Galleon; and the potential vote of disinterested shareholders of Galleon with respect to the approval of Pan American as a control person, and the outcome of any such vote. These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	2